NavSight Holdings, Inc.

12020 Sunrise Valley Drive, Suite 100

Reston, VA 20191

July 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Dave Edgar, Christine Dietz, Anna Abramson and Larry Spirgel

Re:	NavSight Holdings, Inc.

Amendment No. 1 to Registration

Statement on Form S-4

Filed June 28, 2021

File No. 333-256112

Dear Mr. Edgar, Ms. Dietz, Ms. Abramson and Mr. Spirgel:

This letter sets forth responses of NavSight Holdings, Inc, (“NavSight” or the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated July 14, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing the revised Registration Statement with this letter. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Capitalized terms have the same meaning ascribed to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed June 28, 2021

Questions and Answers

How will the Initial Stockholders vote?, page xii

1.	Staff’s Comment: We note your response to prior comment 2. Please also disclose the percentage required to approve the merger if only a quorum of NavSight shares are present.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added further disclosure on page xii to address the Staff’s comment.

Is the consummation of the Business Combination subject to any conditions?, page xvii

2.	Staff’s Comment: We note your response to prior comment 4. Please also disclose which closing conditions can be waived.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added further disclosure on page xvii to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Loss per Share, page 188

3.

Staff’s Comment: You disclose under adjustment B that as part of the FP Term Loan, Spire issued 573,176 shares of common stock. Please revise to reflect these shares in weighted average shares outstanding. We also note that the shares subject to closing on page 177 include these shares but are not included on page 178. Please advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the share number in footnote 2 on page 178 from 58,646,754 to 59,219,930 to reflect the inclusion of the FP Term Loan shares. The Company further advises the Staff that the 85,360,338 shares of New Spire Class A Common Stock issued to Spire Stockholders, excluding Spire Founders, shown in the tables on page 178 reflect the inclusion of the FP Term Loan shares. The weighted average shares outstanding of 85,360,338 shares of New Spire Class A Common Stock on page 188 properly includes the FP Term Loan shares.

Information about Spire

Our Customers, page 219

4.

Staff’s Comment: We note your disclosure in response to prior comment 14. Please explain whether the individual customers within the groups under common control may terminate their contracts individually while others in the group remain customers. If not, disclose the material terms of the group agreements, including term and termination provisions.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added disclosure on page 219 to make clear that the groups under common control consist of individual governmental institutions that have separate agreements, with different termination dates, which may cancel their discrete contracts without impacting others in the group.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics

Annual Recurring Revenue, page 229

5.

Staff’s Comment: In the revised disclosures provided in response to prior comment 16, you indicate that professional services agreements can range from components of your Space Services solution to a bespoke customer solution and are considered recurring when there is signed a multi-year binding agreement that is renewable. Please tell us and revise to clarify the specific services included here. In this regard, we note your revenue recognition policy on page F-34 appears to indicate that Space Services are project-based and it is unclear how these are recurring or renewable. Also, your reference to “professional services” here is confusing considering your response to prior comment 22 and the fact that your revenue policy does not refer to professional services being provided.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has clarified the use of the term “professional services” throughout the document by revising the terminology to more accurately describe the services as “project-based” or other similar terms. There are multi-year contracts with various phases of project-based services on-going at different stages of completion. A customer may sign multiple contracts with Spire and could enter into new contracts for additional new services. The Company advises the Staff that it has revised the disclosure on page 229 to explain that multi-year contracts are included in the definition of Annual Recurring Revenue and it has revised the disclosure on page F-35 to clarify that there could be subscription-based data services in a Space Services solution.

Unaudited Condensed Consolidated Financial Statements

Note 12. Subsequent Events, page F-22

6.

Staff’s Comment: You disclose a legal proceeding on page 222 that was initiated after the balance sheet date. Please tell us what consideration was given to disclosing the nature and the expected financial impact of this matter pursuant to ASC 855-10-50-2.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that while the Company has disclosed the potential litigation on page 222, in the Company’s judgment, the possibility of a material loss associated with the potential litigation is not considered at least reasonably possible (as defined in ASC 450) and therefore disclosure of this item is not required to keep the financial statements from being misleading and was not disclosed as a subsequent event in the unaudited condensed consolidated financial statements on page F-22.

Audited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-34

7.

Staff’s Comment: We note your response to prior comment 26 as well as the disclosures on page 229 regarding ARR and space services. It appears that there may be other services provided under Space Services that are recurring in nature and are different from the project-based revenues addressed in your policy. In this regard, we note the disclosure on page 38 that customers “may not renew their Space Services contracts” and on page 217 where you refer to the “cloud-based automated operations system, which allows us and users of our Space Services solution to operate sensors hosted on the LEMUR nanosatellite platform seamlessly through a web API.” Please tell us and revise to disclose each of the services provided in the Space Services solution and your revenue recognition policy for each type of service.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has clarified the Company’s policy disclosure on page F-35 to address the Staff’s comment. The Company has added language to clarify that Space Services could have both project-based and subscription-based services and to clarify the Company’s revenue recognition policy with respect to each type of service. Additionally, the Company has revised the disclosure on page 217 to clarify that its data subscription users have access to the automated operations systems.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact William N. Haddad at (212) 503-9812.

Sincerely,

By:	/s/ Robert Coleman
Name: Robert Coleman Title: Chief Executive Officer

Cc:	William N. Haddad, Venable LLP

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.